Sheppard, Mullin, Richter & Hampton LLP
30 Rockefeller Plaza
New York, New York 10112-0015
212.653.8700 main
212.653.8701 fax
www.sheppardmullin.com

VIA EDGAR

June 2, 2023

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C. 20549

Attention:	Daniel Crawford
Tim Buchmiller

Re:	OKYO Pharma Limited
Registration Statement on Form F-1
Filed May 17, 2023
File No. 333-272005

Ladies and Gentlemen:

This letter sets forth the responses of OKYO Pharma Limited, a Guernsey corporation (the “Company”), to the comments received from the Staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) concerning its Registration Statement on Form F-1 (File No. 333-272005) filed with the Commission on May 17, 2023 (the “Registration Statement”).

References in the text of the responses herein to captions and page numbers refer to Amendment No. 1 to the Company’s Registration Statement on Form F-1 (the “Amended Registration Statement”), which is being filed herewith.

Registration Statement on Form F-1 filed on May 17, 2023

Cover Page

1. We note your cover page states your ADSs are listed on The Nasdaq Capital market under the symbol “OKYO” but it appears the company’s ordinary shares are now listed under the symbol “OKYO.” We also note it appears to state in your description of the Registered Shares on page 7, that the ordinary shares are listed under the Nasdaq Capital Market symbol “OKYO.” Please reconcile or otherwise advise.

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure on the cover page of the prospectus to address this comment.

2. We note the news announcement in your 6-K filed May 22, 2023, that holders of ordinary shares will receive CDIs that may be exchanged for new ordinary shares. To the extent that the ordinary shares being registered are the ordinary shares that may be exchanged for CDIs, revise to clearly disclose this. Provide us your analysis of whether the exchange of the CDIs for new ordinary shares is an offering of securities and whether an exemption applies. If applicable, please update your Item 7 of Part II of Form F-1 information as appropriate.

RESPONSE:

The CDI interests have been credited to the accounts of shareholders who formally held the London listed ordinary shares in CREST. The use of a CDI allows the CREST holders to see a security in their account in place of their former entitlement of ordinary shares and, ultimately, to exchange those CDI interests for a like number of the ordinary shares traded on The Nasdaq Capital Market. The ordinary shares underlying the CDI interests are currently held by Euroclear International, as depositary. At the current time the CDIs are “restricted” and the underlying holders cannot call for exchange into the underlying shares, thereby preventing any holder seeking the benefit of the registration rights sought in the F-1 filing from availing themselves of the liquidity attaching to the shares traded on The Nasdaq Capital Market until the registration statement is effective and only then will the prohibition on cross border delivery be lifted. The shareholders now holding the CDIs previously held the underlying shares; there has accordingly been no offering of shares, the CDI merely allows the temporary differentiation of shares with registration rights from those not currently having the benefit of registration rights.

Risk Factors

Risks Related to the Ownership of our Securities

3. We note your news announcement contained in your 6-K filed May 22, 2023, states holders of ADSs received an equal number of ordinary shares. We also note throughout your Prospectus you reference ADS holders. For example only, we note you discuss risks related to holders of your ADSs starting on page 31. Please revise throughout to reflect the ADS holders are now ordinary shareholders and clearly disclose how many ordinary shares ADSs holders received for each ADS

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has revised the disclosure throughout the prospectus to address this comment.

General

4. We note your Form 8-A filed May 10, 2022 states your ordinary shares are “not for trading, but only in connection with the listing of the American Depositary Shares on The NASDAQ Stock Market LLC.” Please amend your 8-A accordingly or otherwise advise

RESPONSE:

The Company respectfully acknowledges the Staff’s comment and has amended its Form 8-A.

*****

If any additional supplemental information is required by the Staff or if you have any questions regarding the foregoing, please contact Jeffrey Fessler of Sheppard, Mullin, Richter & Hampton LLP at (212) 634-3067 with any questions or further comments regarding the responses to the Staff’s comments.

Very truly yours,

/s/ Jeffrey Fessler

Sheppard, Mullin, Richter & Hampton LLP

cc:	Gary Jacob, Chief Executive Officer

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